SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated August 14, 2015

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

Interim Report for Q2 2015 and January-June 2015

Nokia’s year to date performance

Nokia and Alcatel-Lucent to combine to create an innovation leader in next generation technology and services for an IP connected world

On April 15, 2015, Nokia and Alcatel-Lucent announced their intention to combine to create an innovation leader in next generation technology and services for an IP connected world. The two companies entered into a memorandum of understanding under which Nokia will make an offer for all of the equity securities issued by Alcatel-Lucent, through a public exchange offer in France and in the United States, on the basis of 0.55 of a new Nokia share for every Alcatel-Lucent share.

The combined company announced to target approximately EUR 900 million of operating cost synergies to be achieved on a full year basis in 2019. The operating cost synergies are expected to create a long-term structural cost advantage. The combined company would also target approximately EUR 200 million of reductions in interest expenses to be achieved on a full year basis in 2017. The transaction is expected to be accretive to Nokia earnings on a non-IFRS basis in 2017. These targets all assume closing of the transaction in the first half of 2016. The combined company is expected to have a strong balance sheet.

Nokia thus far has received antitrust clearances from the European Commission, Albania, Brazil, Canada, Colombia, India, Israel, Russia, Turkey, Serbia, Switzerland and Ukraine in addition to the expiration of the antitrust review period in the United States. Both companies will continue to cooperate with the remaining authorities to close their outstanding reviews as quickly as possible.

After the announcement of the execution of the memorandum of understanding, Alcatel-Lucent began the information process of its French Group Committee (Comité de Groupe France) as required by applicable French regulation in order to obtain its opinion on the proposed public transaction. On June 1, 2015, Alcatel-Lucent’s French Group Committee delivered its opinion, indicating that it does not oppose the proposed combination of Alcatel-Lucent with Nokia.

On June 4, 2015, following the delivery of the opinion of Alcatel-Lucent French Group Committee, the Alcatel-Lucent Board of Directors expressed its full support for the proposed combination with Nokia.

The transaction remains subject to approval by Nokia shareholders, Nokia holding over 50.00% of the share capital and voting rights of Alcatel-Lucent on a fully diluted basis upon completion of the public exchange offer, receipt of the outstanding regulatory approvals and other customary conditions. The transaction is expected to close in the first half of 2016.

Further information on the transaction can be found at: www.newconnectivity.com.

Financial discussion

The following discussion is of Nokia’s reported results for January-June 2015 which comprise the results of Nokia’s three businesses – Nokia Networks, HERE and Nokia Technologies, as well as Group Common Functions. Comparisons are given to January-June 2014 results, unless otherwise indicated.

EUR million	Q1-Q2’15	Q1-Q2’14	YoY change
Net sales	6 405	5 606	14%
Nokia Networks	5 403	4 894	10%
HERE	551	441	25%
Nokia Technologies	459	278	65%
Gross margin %	45.2%	44.7%	50	bps
Operating profit	745	526	42%
Nokia Networks	395	412	(4)%
HERE	28	(12)
Nokia Technologies	299	179	67%
Group Common Functions	22	(53)
Operating margin %	11.6%	9.4%	220	bps
Financial income and expenses, net	(49)	(335)
Taxes	(177)	(102)	74%
Profit	533	84	535%
EPS, EUR diluted	0.14	0.02	600%

Net sales

Nokia’s net sales increased 14% year-on-year in the first six months of 2015.

The year-on-year increase in Nokia’s net sales in the first six months of 2015 was primarily due to higher net sales in Nokia Networks, Nokia Technologies and, to a lesser extent, in HERE.

Operating profit

Nokia’s operating profit increased 42% year-on-year in the first six months of 2015, primarily due to an increase in operating profit in Nokia Technologies and Group Common Functions and, to a lesser extent, in HERE. This was partially offset by a decrease in operating profit in Nokia Networks.

During the first six months of 2015, Nokia Networks recorded amounts in order to correct items previously reported in 2014 and 2013 as cost of sales and reductions to accounts receivable. The impact of this correction was to reduce cost of sales in the current period by EUR 37 million, of which EUR 7 million related to 2014 and EUR 30 million to 2013. The error related to businesses divested in 2013 where Nokia Networks continued to operate certain accounting functions under a transitional arrangement and erroneously recorded pass through costs of the disposed businesses as costs of Nokia Networks.

Nokia’s other income and expenses was an income of EUR 81 million in the first six months of 2015, compared to an expense of EUR 45 million in the first six months of 2014. On a year-on-year basis, the change in Nokia’s other income and expenses was primarily due to higher other income in Group Common Functions related to Nokia’s investments made through its venture funds. During the first six months of 2015, Nokia Growth Partners sold its holdings in Ganji.com, a major online local services marketplace platform in China, to 58.com. BlueRun Ventures also invested in Ganji.com and participated in the transaction, which valued Nokia’s total indirect holdings in Ganji.com at approximately EUR 200 million. Related to the transaction, Nokia recorded a gain of approximately EUR 110 million in the first six months of 2015. The final amount and timing of additional income or expense will depend on the value and date at which the venture funds liquidate the portion of the consideration that was received in shares.

On a year-on-year basis, foreign exchange fluctuations had a significantly positive impact on gross profit, and a significantly negative impact on operating expenses, resulting in a slightly positive net impact on operating profit in the first six months of 2015.

Profit

Nokia’s profit increased to EUR 533 million in the first six months of 2015, compared to EUR 84 million in the first six months of 2014. This was primarily due to lower financial expenses and higher operating profit, partially offset by an increase in tax expenses. The lower financial expenses were primarily due to the absence of EUR 123 million of one-time expenses related to the redemption of materially all of Nokia Networks’ borrowings and the absence of a EUR 57 million accounting charge related to the repayment of EUR 1.5 billion convertible bonds issued to Microsoft, both of which negatively affected Nokia’s profit in the first six months of 2014.

The share of results of associated companies in the first six months of 2015 includes an out of period adjustment that increased profit by approximately EUR 25 million. Nokia has historically accounted for the results of a certain associated company in arrears, as the results have not been material. Primarily due to an increase in the entity’s earnings, the amounts reflected in the first six months of 2015 should have been recorded in the fourth quarter 2014.

Nokia Networks

EUR million	Q1-Q2’15	Q1-Q2’14	YoY change
Net sales	5 403	4 894	10%
Mobile Broadband	2 772	2 607	6%
Global Services	2 628	2 258	16%
Gross profit	2 028	1 899	7%
Gross margin %	37.5%	38.8%	(130	)bps
R&D	(977)	(846)	15%
SG&A	(652)	(581)	12%
Other income and expenses	(4)	(60)
Operating profit	395	412	(4)%
Mobile Broadband	119	208	(43)%
Global Services	280	280	0%
Operating margin %	7.3%	8.4%	(110	)bps
Mobile Broadband	4.3%	8.0%	(370	)bps
Global Services	10.7%	12.4%	(170	)bps

Net sales by segment

In the first six months of 2015, Mobile Broadband represented 51% of Nokia Networks net sales, compared to 53% in the first six months of 2014. In the first six months of 2015, Global Services represented 49% of Nokia Networks net sales, compared to 46% in the first six months 2014.

The year-on-year increase of 10% in Nokia Networks net sales in the first six months of 2015 was primarily due to an increase in net sales in Global Services and, to a lesser extent, in Mobile Broadband.

Global Services net sales increased 16% year-on-year in the first six months of 2015, primarily due to particularly strong growth in the network implementation business line and, to a lesser extent, growth in care and network planning and optimization business lines. The network planning and optimization business line delivered particularly strong percentage growth on a year-on-year basis, consistent with our ongoing focus on services-led and professional services business.

Mobile Broadband net sales increased 6% year-on-year in the first six months of 2015, primarily due to growth in overall radio technologies, with particular strength in LTE. This was partially offset by a year-on-year decline in core networking technologies.

Net sales by region

EUR million	Q1-Q2’15	Q1-Q2’14	YoY change
Europe	1 322	1 296	2%
Middle East & Africa	524	422	24%
Greater China	741	584	27%
Asia-Pacific	1 642	1 590	3%
North America	739	567	30%
Latin America	436	436	0%
Total	5 403	4 894	10%

On a regional basis, compared to the first six months of 2014, Nokia Networks net sales in North America increased 30%, primarily driven by higher net sales in Global Services, with particular strength in the network implementation business line, including the benefit from the acquisition of SAC Wireless. In addition, Nokia Networks net sales in North America increased, to a slightly lesser extent, due to higher net sales in Mobile Broadband. In Greater China, net sales increased 27% driven by higher net sales in Global Services and, to a lesser extent, in Mobile Broadband. The overall increase in Greater China was due to higher net sales in both China and Taiwan. In Middle East and Africa, net sales increased 24% driven by higher net sales in both Global Services and Mobile Broadband, particularly in the Middle East. In Asia-Pacific, net sales increased 3%, primarily driven by higher Global Services net sales, partially offset by a decline in Mobile Broadband net sales. The overall growth in Asia-Pacific was primarily due to higher net sales in India and Myanmar, partially offset by lower net sales in Japan and Indonesia. In Europe, net sales increased 2%, primarily driven by higher Mobile Broadband net sales, partially offset by lower Global Services net sales. The overall increase in Europe was primarily due to higher net sales in the UK, Italy and Russia, partially offset by lower net sales in Germany. In Latin America, net sales were approximately flat, primarily due to higher net sales in Argentina and Ecuador, offset primarily by lower net sales in Brazil.

Operating profit

The year-on-year decline in Nokia Networks operating profit in the first six months of 2015 was primarily due to Mobile Broadband. In the first six months of 2015, Global Services operating profit was flat on a year-on-year basis. The decline in Mobile Broadband operating profit in the first six months of 2015 was primarily due to higher operating expenses, partially offset by higher gross profit. The flat Global Services operating profit in the first six months of 2015 was primarily due to higher operating expenses, offset by higher gross profit.

On a year-on-year basis, the decline in Nokia Networks gross margin in the first six months of 2015 was primarily due to a lower gross margin in Global Services, as well as a negative mix shift due to a higher proportion of Global Services net sales and a lower proportion of Mobile Broadband net sales. The year-on-year decline in gross margin within Global Services was primarily due to lower gross margin in the systems integration and network implementation business lines, as well as a negative mix shift due to a higher proportion of network implementation and network planning and optimization net sales and a lower proportion of care net sales. Within Mobile Broadband, the gross margin in the first six months of 2015 was approximately flat on a year-on-year basis. The approximately flat gross margin within Mobile Broadband was primarily due to a lower proportion of higher gross margin core networking technologies net sales in the sales mix, as well as a lower gross margin in core networking technologies, partially offset by a higher gross margin within overall radio technologies. In addition, Nokia Networks gross margin was negatively impacted by higher costs related to the short-term impact of strategic entry deals, and challenging market conditions. The proportion of high margin software sales in the Nokia Networks sales mix was approximately flat compared to the first six months of 2014.

The year-on-year increase in gross profit in Mobile Broadband in the first six months of 2015 was primarily due to higher gross profit in overall radio technologies. In addition, gross profit in Mobile Broadband was negatively impacted by higher costs related to the short-term impact of strategic entry deals, and challenging market conditions.

The year-on-year increase in Global Services gross profit in the first six months of 2015 was primarily due to higher gross profit in the care business line, partially offset by a lower gross profit in the systems integration business line.

During the first six months of 2015, Nokia Networks recorded amounts in order to correct items previously reported in 2014 and 2013 as cost of sales and reductions to accounts receivable. The impact of this correction was to reduce cost of sales in the current period by EUR 37 million, of which EUR 7 million related to 2014 and EUR 30 million to 2013. The error related to businesses divested in 2013 where Nokia Networks continued to operate certain accounting functions under a transitional arrangement and erroneously recorded pass through costs of the disposed businesses as costs of Nokia Networks.

The year-on-year increase in Nokia Networks research and development expenses in the first six months of 2015 was primarily due to increased investments in LTE, small cells, cloud core and 5G. On a year-on-year basis, Nokia Networks selling, general and administrative expenses increased primarily due to higher personnel expenses. The year-on-year increases in both research and development and selling, general and administrative expenses in the first six months of 2015 were partially offset by continued operational improvement.

Nokia Networks other income and expenses was an expense of EUR 4 million in the first six months of 2015, compared to an expense of EUR 60 million in the first six months of 2014. On a year-on-year basis, the change in Nokia Networks other income and expenses was primarily due to the absence of restructuring charges in the first six months of 2015. Nokia Networks other income and expenses included EUR 49 million of restructuring and associated charges in the first six months of 2014.

On a year-on-year basis, foreign exchange fluctuations had a significantly positive impact on gross profit, and a significantly negative impact on operating expenses, resulting in a slightly positive net impact on operating profit in the first six months of 2015.

HERE

EUR million	Q1-Q2’15	Q1-Q2’14	YoY change
Net sales	551	441	25%
Sales of new vehicle licenses (million units)	7.7	6.1	26%
Gross profit	409	333	23%
Gross margin %	74.2%	75.5%	(130	)bps
R&D	(269)	(255)	5%
SG&A	(99)	(85)	16%
Other income and expenses	(13)	(5)
Operating profit/(loss)	28	(12)
Operating margin %	5.1%	(2.7)%	780	bps

Net sales

Sales to automotive customers represented well over 50% of HERE net sales in the first six months of 2015, as well as in the first six months of 2014.

In the first six months of 2015, HERE net sales increased 25% year-on-year, primarily due to higher sales to automotive customers, as well as Microsoft becoming a more significant licensee of HERE’s services and, to a lesser extent, higher sales to enterprise. This was partially offset by lower recognition of revenue related to smartphone sales by our former Devices & Services business. In addition, compared to the first six months of 2014, HERE’s year-on-year net sales were negatively affected by the absence of a benefit related to the conversion of a contract to a perpetual license.

New vehicle licences

In the first six months of 2015, HERE had sales of new vehicle licenses of 7.7 million units, compared to 6.1 million units in the first six months of 2014. On a year-on-year basis, unit sales to automotive customers increased primarily due to higher consumer uptake of in-vehicle navigation and higher vehicle sales.

Operating profit

The year-on-year improvement in HERE operating profit in the first six months of 2015 was primarily due to higher gross profit, partially offset by higher operating expenses. On a year-on-year basis, HERE research and development expenses increased primarily due to higher investments in targeted growth areas, including higher research and development expenses related to our acquisition of Medio, which was completed on July 2, 2014. This was partially offset by cost savings related to the curtailing of investments in certain higher risk longer-term growth opportunities. On a year-on-year basis, HERE selling, general, and administrative expenses increased primarily due to higher business support costs and incentive accruals, as well as an increase in certain external consultancy fees.

HERE other income and expenses was an expense of EUR 13 million in the first six months of 2015, compared to an expense of EUR 5 million in the first six months of 2014. In the first six months of 2015, charges related to cost reduction programs amounted to EUR 12 million, compared to EUR 4 million of restructuring charges in the first six months of 2014.

On a year-on-year basis, foreign exchange fluctuations had a positive impact on gross profit, and a negative impact on operating expenses, resulting in a positive net impact on operating profit in the first six months of 2015.

Nokia Technologies

EUR million	Q1-Q2’15	Q1-Q2’14	YoY change
Net sales	459	278	65%
Gross profit	455	274	66%
Gross margin %	99.1%	98.6%	50	bps
R&D	(107)	(69)	55%
SG&A	(49)	(24)	104%
Other income and expenses	0	(2)
Operating profit	299	179	67%
Operating margin %	65.1%	64.4%	70	bps

Net sales

In the first six months of 2015, Nokia Technologies net sales increased 65% year-on-year, primarily due to two factors. First, approximately two-thirds of the year-on-year growth in Nokia Technologies net sales in the first six months of 2015 related to non-recurring net sales from existing and new agreements, revenue share related to previously divested intellectual property rights, and intellectual property rights divestments. Second, approximately one-third of the year-on-year growth in Nokia Technologies net sales in the first six months of 2015 related to higher intellectual property licensing income from existing and new licensees, which included Microsoft becoming a more significant intellectual property licensee in conjunction with the Sale of the D&S Business.

Operating profit

The year-on-year increase in Nokia Technologies operating profit in the first six months of 2015 was primarily due to higher gross profit, partially offset by higher operating expenses.

In the first six months of 2015, the year-on-year increase in Nokia Technologies research and development expenses was primarily due to investments in business activities, which target new and significant long-term growth opportunities, as well as higher patent portfolio costs. On a year-on-year basis, Nokia Technologies selling, general and administrative expenses increased primarily due to increased activities related to anticipated and ongoing patent licensing cases and, to a lesser extent, higher business support costs.

On a year-on-year basis, foreign exchange fluctuations had a positive impact on gross profit, and a negative impact on operating expenses, resulting in a slightly positive net impact on operating profit in the first six months of 2015.

Cash and cash flow

Nokia, including discontinued operations, change in net cash and other liquid assets

EUR million, at end of period	Q2’15	Q4’14	YTD change
Total cash and other liquid assets	6 618	7 715	(14)%
Net cash and other liquid assets[1]	3 830	5 023	(24)%

[1]	Net cash is a non-IFRS financial measure and should not be considered as an alternative to cash and cash equivalents or other financial measure derived in accordance with the IFRS. We present net cash because we believe that it is a useful tool for investors to asses Nokia’s liquidity and capital structure. Net cash is defined as total cash and other liquid assets less interest-bearing liabilities. Total cash and other liquid assets is defined as the sum of Investments at fair value through profit and loss, liquid, Available-for-sale investments, liquid assets and Cash and cash equivalents. Interest-bearing liabilities is defined as the sum of Long-term interest bearing liabilities, Current portion of long-term interest-bearing liabilities and Short-term borrowings. Each component of net cash is presented within Nokia’s Statement of Financial Position. Net cash has limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our liquidity position as reported under IFRS. Some of these limitations include: although we include only liquid assets in the calculation, not all assets included in the calculation constitute cash or cash equivalents; the calculation does not reflect all of our liabilities; and the calculation does not distinguish the maturity of our indebtedness included in the calculation. The following table sets forth the calculation of our net cash for the periods indicated:

EURm	Q2’ 15	Q14’ 14
Investments at fair value through profit and loss, liquid assets	570	418
Available-for-sale investments, liquid assets	2 065	2 127
Cash and cash equivalents	3 983	5 170
Long-term interest-bearing liabilities	2 685	2 576
Current portion of long-term interest-bearing liabilities	1	1
Short-term borrowings	102	115

Net cash	3 830	5 023

In the first six months of 2015, Nokia’s total cash and other liquid assets decreased by EUR 1 097 million and Nokia’s net cash and other liquid assets decreased by EUR 1 193 million. The decrease in total and net cash and other liquid assets was primarily attributable to EUR 856 million cash outflows from net working capital, EUR 510 million cash outflow related to the payment of dividend and EUR 330 million cash outflow related to net other financial income and expenses. These cash outflows were partially offset primarily by a net profit of EUR 898 million. Foreign exchange rates had an approximately EUR 80 million positive impact on the translation of total cash and other liquid assets and approximately EUR 110 million positive impact on net cash and other liquid assets.

Cash Flow

In the first six months of 2015, Nokia’s cash outflow from operating activities equaled EUR 457 million, a change of EUR 1 109 million compared to cash inflow from operating activities of EUR 652 million in the first six months of 2014. The cash outflow from operating activities was primarily attributable to EUR 898 million net profit, adjusted for non-cash items, EUR 856 million cash outflow from net working capital, EUR 330 million cash outflow from net other financial income and expenses and EUR 175 million cash outflow from income taxes paid. The cash outflow from net working capital were primarily related to a decrease in short-term liabilities and, to a lesser extent, an increase in receivables. The decrease in short-term liabilities was primarily due to the payment of incentives related to Nokia Networks’ strong business performance in 2014, as well as a decrease in accounts payable. Cash outflow from net other financial income and expenses was primarily related to foreign exchange hedging and balance sheet related items.

In the first six months of 2015, Nokia’s cash outflow from investing activities equaled EUR 244 million, a change of EUR 1 415 million compared to EUR 1 171 million cash inflow from investing activities in the first six months of 2014. The cash outflow from investing activities was primarily attributable to EUR 158 million outflow related to capital expenditures, EUR 47 million outflow related to acquisition of businesses and EUR 10 million net cash outflows related to purchase, sales and maturities of financial investments These outflows were partially offset by EUR 46 million cash inflow from Nokia’s discontinued operations, related to the disposal of businesses.

In the first six months of 2015, Nokia’s cash outflow from financing activities equaled EUR 522 million, a decrease of EUR 2 264 million compared to EUR 2 786 million cash outflows from financing activities in the first six months of 2014. The cash outflow from financing activities was primarily attributable to the payment of dividend, which totalled approximately EUR 510 million, EUR 173 million cash outflow related to share repurchases and EUR 25 million cash outflow related to the acquisition of subsidiary shares from a non-controlling interest holder. These outflows were partially offset by EUR 180 million cash inflow related to net proceeds from long-term borrowings.

Financial assets and debt

At June 30, 2015 Nokia’s net cash equaled EUR 3 830 million and consisted of EUR 6 618 million in total cash and other liquid assets and EUR 2 788 million of long-term interest bearing liabilities and short-term borrowings.

Nokia’s interest-bearing debt consisted of a EUR 750 million convertible bond due in 2017, a EUR 500 million bond due in 2019, a USD 1 000 million bond due in 2019, a USD 500 million bond due in 2039 and EUR 197 million of other liabilities.

On April 15, 2015, Nokia and Alcatel-Lucent announced their intention to combine to create an innovation leader in next generation technology and services for an IP connected world. At the same time Nokia announced that it will suspend its capital structure optimization program. Following the closing of the transaction, Nokia intends to evaluate the resumption of a capital structure optimization program for the combined company. Nokia also announced its intention to exercise an early repayment option for its EUR 750 million convertible bond in the fourth quarter of 2015, which is expected to result in the full conversion of this convertible bond to equity prior to the closing of the transaction, with no expected cash outflow.

In June 2015, Nokia refinanced EUR 1 500 million revolving credit facility with a similar size facility maturing in 2018. The facility has two one-year extension options, no financial covenants and it remains undrawn and available for liquidity purposes.

Structured Finance

At June 30, 2015 Nokia’s total customer financing, outstanding and committed equaled EUR 170 million, compared to EUR 156 million at December 31, 2014. Customer financing primarily consisted of financing commitments to network operators.

At June 30, 2015 guarantees of Nokia’s performance amounted to EUR 459 million, compared to EUR 465 million at December 31, 2014. Guarantees of Nokia’s performance consisted of guarantees that are provided to certain Nokia Networks’ customers in the form of bank guarantees, or corporate guarantees issued by Nokia Networks.

Venture fund investments and commitments

At June 30, 2015 the fair value of our venture fund investments equaled EUR 967 million, compared to EUR 778 million at December 31, 2014.

At June 30, 2015 our venture fund commitments equaled EUR 266 million, compared to EUR 274 million at December 31, 2014.

Shares

The total number of Nokia shares on June 30, 2015, equalled 3 678 338 233. On June 30, 2015, Nokia and its subsidiary companies owned 54 326 556 Nokia shares, representing approximately 1.5% of the total number of Nokia shares and voting rights.

Dividend

In the second quarter 2015, Nokia paid a dividend of approximately EUR 510 million (EUR 0.14 per share), as resolved by the shareholders at the Annual General Meeting held on May 5, 2015.

Financial statements

Consolidated income statement (condensed, unaudited)

EUR million	Reported	Reported	Reported	Reported	Reported
	Q2’15	Q2’14	Q1-Q2’15	Q1-Q2’14	2014
Net sales (notes 2, 3)	3 209	2 942	6 405	5 606	12 732
Cost of sales	(1 674)	(1 648)	(3 512)	(3 099)	(7 094)

Gross profit (note 2)	1 535	1 294	2 892	2 506	5 638
Research and development expenses	(669)	(580)	(1 354)	(1 169)	(2 493)
Selling, general and administrative expenses	(464)	(388)	(875)	(766)	(1 634)
Impairment of goodwill	0	0	0	0	(1 209)
Other income and expenses (note 7)	106	(42)	81	(45)	(131)

Operating profit (note 2)	508	284	745	526	170
Share of results of associated companies	(5)	(5)	14	(6)	(12)
Financial income and expenses (note 7)	(29)	(261)	(49)	(335)	(396)

Profit/(loss) before tax	474	17	710	185	(237)
Income tax (expense)/benefit	(121)	(44)	(177)	(102)	1 408

Profit/(loss) from continuing operations (note 2)	352	(27)	533	84	1 171

Equity holders of the parent	351	(28)	531	80	1 163
Non-controlling interests	2	2	2	4	8
(Loss)/profit from discontinued operations	(4)	2 537	(7)	2 198	2 305

Equity holders of the parent	(4)	2 539	(7)	2 192	2 299
Non-controlling interests	0	(2)	0	6	6
Profit/(loss) (note 6)	348	2 510	526	2 282	3 476

Profit/(loss) attributable to equity holders of the parent	347	2 510	524	2 272	3 462
Non-controlling interests	2	0	2	10	14
Earnings per share, EUR (for profit/loss attributable to the equity holders of the parent)
Basic earnings per share
Continuing operations	0.10	(0.01)	0.15	0.02	0.31
Discontinued operations	0.00	0.68	0.00	0.59	0.62
Profit/loss	0.10	0.68	0.14	0.61	0.94
Diluted earnings per share
Continuing operations	0.09	(0.01)	0.14	0.02	0.30
Discontinued operations	0.00	0.62	0.00	0.52	0.56
Profit/loss	0.09	0.61	0.14	0.54	0.85
Average number of shares (‘000 shares)
Basic
Continuing operations	3 623 987	3 713 990	3 631 929	3 713 523	3 698 723
Discontinued operations	3 623 987	3 713 990	3 631 929	3 713 523	3 698 723
Profit/loss	3 623 987	3 713 990	3 631 929	3 713 523	3 698 723
Diluted
Continuing operations	3 945 989	3 713 990	3 952 185	3 732 608	4 131 602
Discontinued operations	3 945 989	4 120 410	3 952 185	4 254 600	4 131 602
Profit/loss	3 945 989	4 120 410	3 952 185	4 254 600	4 131 602
Interest expense, net of tax, on convertible bonds	(11)	(15)	(22)	(37)	(60)
From continuing operations:
Depreciation and amortization (note 2)	(83)	(70)	(165)	(150)	(297)
Share-based payment	17	12	33	28	65

The notes are an integral part of these consolidated financial statements.

Consolidated statement of comprehensive income (condensed, unaudited)

EUR million	Reported	Reported	Reported	Reported	Reported
	Q2’15	Q2’14	Q1-Q2’15	Q1-Q2’14	2014
Profit/(loss)	348	2 510	526	2 282	3 476

Other comprehensive income/(expense)
Items that will not be reclassified to profit or loss:
Remeasurements on defined benefit pensions	167	(47)	104	(130)	(275)
Income tax related to items that will not be reclassified to profit or loss	(48)	(18)	(29)	(14)	96
Items that may be reclassified subsequently to profit or loss:
Translation differences	(264)	257	427	178	820
Net investment hedges	77	(26)	(161)	(3)	(167)
Cash flow hedges	83	(30)	3	(41)	(30)
Available-for-sale investments (note 7)	(86)	13	71	4	106
Other increase, net	3	43	2	40	39
Income tax related to items that may be reclassified subsequently to profit or loss	(30)	(37)	31	(37)	16

Other comprehensive (expense)/income, net of tax	(98)	155	448	(3)	606

Total comprehensive income	250	2 665	974	2 279	4 082

Attributable to:
Equity holders of the parent	251	2 664	968	2 273	4 061
Non-controlling interests	(1)	1	6	6	21

	250	2 665	974	2 279	4 082

Attributable to equity holders of the parent:
Continuing operations	255	(119)	975	(120)	1 563
Discontinued operations (note 6)	(4)	2 783	(7)	2 393	2 498

	251	2 664	968	2 273	4 061

Attributable to non-controlling interest:
Continuing operations	(1)	3	6	3	16
Discontinued operations (note 6)	0	(2)	0	3	5

	(1)	1	6	6	21

The notes are an integral part of these consolidated financial statements.

Consolidated statement of financial position, reported (condensed, unaudited)

EUR million	Reported June 30, 2015	Reported June 30, 2014	Reported December 31, 2014
ASSETS
Goodwill	2 783	3 322	2 563
Other intangible assets	341	294	350
Property, plant and equipment	786	568	716
Investments in associated companies	69	53	51
Available-for-sale investments (note 7)	1 018	708	828
Deferred tax assets	2 721	913	2 720
Long-term loans receivable (note 7)	48	102	34

Prepaid pension costs	29	34	31

Other non-current assets	43	51	47

Non-current assets	7 837	6 045	7 339

Inventories	1 368	1 172	1 275
Accounts receivable, net of allowances for doubtful accounts (note 7)	3 602	3 089	3 429
Prepaid expenses and accrued income	944	1 038	913
Social security, VAT and other indirect taxes	268	322	362
Divestment related receivables	164	372	206
Other	511	344	344
Current income tax assets	200	144	124
Current portion of long-term loans receivable (note 7)	2	9	1
Other financial assets (note 7)	121	119	266
Investments at fair value through profit and loss, liquid assets (note 7)	570	391	418
Available-for-sale investments, liquid assets (note 7)	2 065	2 016	2 127
Cash and cash equivalents	3 983	6 611	5 170

Current assets	12 855	14 589	13 724

Assets held for sale	0	82	0
Total assets	20 693	20 715	21 063

The notes are an integral part of these consolidated financial statements.

	Reported June 30, 2015	Reported June 30, 2014	Reported December 31, 2014
SHAREHOLDERS’ EQUITY AND LIABILITIES
Share capital	246	246	246
Share issue premium	401	455	439
Treasury shares at cost	(731)	(573)	(988)
Translation differences	1 395	576	1 099
Fair value and other reserves	168	(55)	22
Reserve for invested non-restricted equity	3 081	3 094	3 083
Retained earnings	4 359	3 523	4 710

Capital and reserves attributable to equity holders of the parent	8 919	7 266	8 611
Non-controlling interests	59	89	58

Total equity	8 979	7 355	8 669

Long-term interest-bearing liabilities (notes 7, 11)	2 685	2 434	2 576

Deferred tax liabilities	75	298	32

Deferred revenue and other long-term liabilities	2 001	2 154	2 197
Deferred revenue	1 479	1 753	1 632
Defined benefit pension	426	368	530
Other	96	33	35
Provisions (note 8)	259	239	301

Non-current liabilities	5 019	5 125	5 107

Current portion of interest-bearing liabilities (notes 7, 11)	1	35	1

Short-term borrowing (note 9)	102	53	115

Other financial liabilities (note 9)	122	58	174
Current income tax liabilities	484	456	481
Accounts payable (note 9)	1 919	2 180	2 313
Accrued expenses, deferred revenue and other liabilities	3 560	4 786	3 632
Advance payments	942	895	869
Deferred revenue	1 130	916	960
Salaries and wages	580	538	807
Other	907	2 438	996
Provisions (note 8)	507	666	572

Current liabilities	6 695	8 235	7 288

Liabilities of disposal groups classified as held for sale	0	0	0

Total shareholders’ equity and liabilities	20 693	20 715	21 063

Interest-bearing liabilities, EUR million	2 788	2 522	2 692
Shareholders’ equity per share, EUR	2.46	1.96	2.36
Number of shares (1 000 shares, shares owned by Group companies are excluded)	3 624 012	3 714 051	3 648 143

Consolidated statement of cash flows, reported (condensed, unaudited)

EUR million	Q2’15	Q2’14	Q1-Q2’15	Q1-Q2’14	2014
Cash flow from/(used in) operating activities
Profit for the period	348	2 511	526	2 282	3 476
Adjustments, total (note 12)	182	(2 414)	372	(2 194)	(2 262)
Change in net working capital (note 12)	(762)	1 210	(856)	1 269	1 153

Cash generated from operations (note 12)	(232)	1 307	42	1 357	2 367
Interest received	20	0	38	23	45
Interest paid	(48)	(223)	(32)	(313)	(336)
Other financial income and expenses, net	76	(53)	(330)	17	(165)
Income taxes, net paid	(74)	(240)	(175)	(432)	(636)

Net cash from/(used in) operating activities	(258)	791	(457)	652	1 275

Cash flow from/(used in) investing activities
Acquisition of businesses, net of acquired cash	0	(1)	(47)	(13)	(175)
Purchase of current investments, liquid assets	(1 066)	(1 683)	(2 003)	(1 709)	(2 977)
Purchase of non-current available-for-sale investments	(26)	(15)	(46)	(29)	(73)
Proceeds from (+) / payment of (-) other long-term loans receivable	0	0	(1)	0	7
Proceeds from (+) / payment of (-) short-term loans receivable	(9)	23	14	17	20
Capital expenditures (note 12)	(88)	(77)	(158)	(157)	(311)
Proceeds from disposal of businesses, net of disposed cash	46	2 372	46	2 372	2 508
Proceeds from disposal of shares in associated companies	0	0	0	6	7
Proceeds from maturities and sale of investments, liquid assets	1 112	232	1 893	631	1 774
Proceeds from sale of non-current available-for-sale investments	51	9	54	29	62
Proceeds from sale of property, plant and equipment and intangible assets	0	23	2	24	44
Dividends received	2	0	2	0	0

Net cash from/(used in) investing activities	22	883	(244)	1 171	886

Cash flow used in financing activities
Purchase of treasury shares	(9)	0	(173)	0	(427)
Purchase of a subsidiary’s equity instruments	(25)	0	(25)	0	(45)
Proceeds from long-term borrowings	(1)	12	203	14	79
Repayment of long-term borrowings	(22)	(955)	(23)	(2 713)	(2 749)
Proceeds from (+) / payment of (-) short-term borrowings	31	(9)	8	(78)	(42)
Dividends paid and other contributions to shareholders	(507)	0	(512)	(9)	(1 392)

Net cash used in financing activities	(533)	(952)	(522)	(2 786)	(4 576)

Foreign exchange adjustment	(37)	(4)	36	(59)	(48)

Net increase (+) / decrease (-) in cash and cash equivalents	(806)	718	(1 187)	(1 022)	(2 463)

Cash and cash equivalents at beginning of period	4 789	5 894	5 170	7 633	7 633
Cash and cash equivalents at end of period	3 983	6 611	3 983	6 611	5 170

Consolidated statement of cash flows combines cash flows from both the continuing and the discontinued operations. The figures in the consolidated statement of cash flows cannot be directly traced from the statement of financial position without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

The notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in shareholders’ equity, reported (condensed, unaudited)

EUR million	Share capital	Share issue premium	Treasury shares	Translation difference	Fair value and other reserves	Reserve for invested non- restricted equity	Retained earnings	Equity holders of the parent	Non- controlling interest	Total equity
January 1, 2014	246	614	(603)	434	80	3 115	2 580	6 466	193	6 659

Remeasurements on defined benefit pension plans, net of tax	0	0	0	0	(98)	0	(47)	(145)	0	(145)
Translation differences	0	0	0	181	0	0	0	181	(4)	177
Net investment hedge losses, net of tax	0	0	0	(39)	0	0	0	(39)	0	(39)
Cash flow hedges, net of tax	0	0	0	0	(41)	0	0	(41)	0	(41)
Available-for-sale investments, net of tax (note 7)	0	0	0	0	4	0	0	4	0	4
Other increase, net	0	0	0	0	0	0	40	40	0	40
Profit	0	0	0	0	0	0	2 272	2 272	10	2 282

Total comprehensive income/(loss)	0	0	0	142	(135)	0	2 265	2 272	6	2 278
Share-based payment	0	(12)	0	0	0	0	0	(12)	0	(12)
Settlement of performance and restricted shares	0	(15)	30	0	0	(21)	0	(6)	0	(6)
Dividends	0	0	0	0	0	0	(1 374)	(1 374)	0	(1 374)
Disposal of subsidiaries	0	0	0	0	0	0	0	0	(109)	(109)
Convertible bond - equity component	0	(82)	0	0	0	0	0	(82)	0	(82)
Other movements	0	(51)	0	0	0	0	51	0	0	0

Total of other equity movements	0	(160)	30	0	0	(21)	(1 322)	(1 473)	(109)	(1 582)

June 30, 2014	246	455	(573)	576	(55)	3 094	3 523	7 266	89	7 355

January 1, 2015	246	439	(988)	1 099	22	3 083	4 710	8 611	58	8 669

Remeasurements on defined benefit pension plans, net of tax	0	0	0	0	73	0	0	73	0	73
Translation differences	0	0	0	424	0	0	0	424	5	429
Net investment hedge losses, net of tax	0	0	0	(129)	0	0	0	(129)	0	(129)
Cash flow hedges, net of tax	0	0	0	0	3	0	0	3	0	3
Available-for-sale investments, net of tax (note 7)	0	0	0	0	69	0	0	69	0	69
Other increase/(decrease), net	0	0	0	0	2	0	2	4	(1)	4
Profit	0	0	0	0	0	0	524	524	2	526

Total comprehensive income	0	0	0	296	146	0	526	968	6	974
Share-based payment	0	21	0	0	0	0	0	21	0	21
Settlement of performance and restricted shares	0	(3)	3	0	0	(2)	0	(1)	0	(1)
Acquisition of treasury shares	0	0	(173)	0	0	0	0	(173)	0	(173)
Cancellation of treasury shares	0	0	427	0	0	0	(427)	0	0	0
Stock options exercise	0	0	0	0	0	1	0	1	0	1
Dividends	0	0	0	0	0	0	(507)	(507)	(5)	(512)
Convertible bond - equity component	0	(57)	0	0	0	0	57	0	0	0
Total of other equity movements	0	(38)	257	0	0	(1)	(877)	(660)	(5)	(664)

June 30, 2015	246	401	(731)	1 395	168	3 081	4 359	8 919	59	8 979

Notes to Financial statements

1. Basis of preparation

The unaudited, consolidated, condensed interim financial statements of Nokia have been prepared in accordance with International Accounting Standard 34 (“IAS 34, Interim Financial Reporting”). The condensed interim financial statements should be read in conjunction with the annual financial statements for 2014, which have been prepared in accordance with IFRS as published by the IASB. The same accounting policies, methods of computation and applications of judgement are followed in these interim financial statements as were followed in the consolidated financial statements of Nokia for 2014.

These interim financial statements were authorized for issue by management on August 14, 2015.

Percentages and figures presented herein may include rounding differences and therefore may not add up precisely to the totals presented and may vary from previously published financial information.

On January 1, 2015, the Group completed the acquisition of the wireless network business from Panasonic in Japan. The business transfer included Panasonic’s LTE/3G wireless base station system business, related wireless equipment system business, fixed assets and business contracts with Panasonic’s customers as well as more than 300 Panasonic employees. The purchase accounting was not complete at the end of Q2 2015.

On April 15, 2015 Nokia and Alcatel-Lucent announced their intention to combine to create an innovation leader in next generation technology and services for an IP connected world. The two companies have entered into a memorandum of understanding under which Nokia will make an offer for all of the equity securities issued by Alcatel-Lucent, through a public exchange offer in France and in the United States, on the basis of 0.55 of a new Nokia share for every Alcatel-Lucent share. The public exchange offer is expected to be launched and completed in the first half of 2016.

During the second quarter to 2015, the Group recorded amounts in order to correct items previously reported in 2014 and 2013 as cost of sales and reductions to accounts receivable. The impact of this correction was to reduce cost of sales in the current period by EUR 37 million, of which EUR 7 million related to 2014 and EUR 30 million to 2013. The error related to businesses divested in 2013 where the Group continued to operate certain accounting functions under a transitional arrangement and erroneously recorded pass through costs of the disposed businesses as costs of the Group. During the first quarter 2015 the Group recorded a correction which increased the results of associated companies by EUR 25 million in the current period. This correction related to the results of an associate for the fourth quarter of 2014. Nokia had historically accounted for the results of the associated company in arrears as the results have not been material. The Group evaluated these items in relation to the current period, expected 2015 annual results as well as the periods in which they originated and determined that the corrections are immaterial to the consolidated financial statements in all periods.

Improvements to IFRS 2010-2012 and 2011-2013 Cycles

On January 1, 2015, the Group adopted amendments to multiple IFRS standards, which resulted from the IASB’s annual improvement projects for the 2010-2012 and 2011-2013 cycles. They comprise amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS standards. The amendments did not have a material impact on the Group’s consolidated financial statements.

Currency exposures, Nokia Group, Continuing operations, approximately (unaudited)

	Q2’15		Q2’14		Q1’15
	Net sales	Total costs	Net sales	Total costs	Net sales	Total costs
EUR	~30%	~30%	~30%	~35%	~30%	~30%
USD	~40%	~35%	~30%	~35%	~35%	~30%
JPY	~5%	~5%	~10%	~5%	~10%	~5%
CNY	~10%	~10%	~5%	~10%	~10%	~10%
Other	~15%	~20%	~25%	~15%	~15%	~25%
Total	100%	100%	100%	100%	100%	100%

End of Q2’15 balance sheet rate 1 EUR = 1.12 USD

End of Q1’15 balance sheet rate 1 EUR = 1.08 USD

End of Q2’14 balance sheet rate 1 EUR = 1.35 USD

2. Segment information and eliminations, Continuing Operations (unaudited)

We have three businesses: Nokia Networks, HERE, and Nokia Technologies, and four operating and reportable segments for financial reporting purposes: Mobile Broadband and Global Services within Nokia Networks, HERE, and Nokia Technologies. We also present certain segment data for discontinued operations. Numbers are always presented for the continuing operations of Nokia, unless otherwise indicated. Below is a description of our four reportable segments. Mobile Broadband provides mobile operators with radio and core network software together with the hardware needed to deliver mobile voice and data services. Global Services provides mobile operators with a broad range of services, including network implementation, care, managed services, network planning and optimization as well as systems integration. HERE focuses on the development of location intelligence, location-based services and local commerce. Nokia Technologies is built on Nokia’s intellectual property rights (IPR) and brand and related licensing. Nokia Networks also contains Nokia Networks Other, which includes net sales and related cost of sales and operating expenses of non-core businesses, IPR net sales and related costs. It also includes restructuring and associated charges for Nokia Networks business. Additionally, as a result of the transaction announced on September 3, 2013 where Nokia sold substantially all of Nokia’s Devices & Services business to Microsoft on April 25, 2014 (“Sale of the D&S Business”), we report certain separate information for discontinued operations. After the closing of the Sale of the D&S Business, NSN (Nokia Solutions and Networks) was renamed Nokia Networks. Nokia reports financial information for the two operating and reportable segments within Nokia Networks; Mobile Broadband and Global Services. The Devices & Services business has been reported as discontinued operations.

Segment measures used by the Chief Operating Decision Maker exclude certain non-recurring items (special items) for all periods, as well as intangible asset amortization and other purchase price accounting-related items arising from business acquisitions.

Q2 2015

EUR million	Mobile Broadband Q2’15	Global Services Q2’15	Nokia Networks Other[1] Q2’15	Nokia Networks Total Q2’15	HERE Q2’15	Nokia Technologies Q2’15	Group Common Functions Q2’15	Eliminations Q2’15	Total Q2’15	Reconciliation to Reported Q2’15	Nokia Continuing Operations Reported Q2’15
Net sales	1 391	1 337	2	2 730	291	193	0	(4)	3 210	(1)	3 209
Costs and expenses	(1 272)	(1 155)	0	(2 427)	(262)	(81)	(35)	4	(2 802)	(5)	(2 807)
Other income and expenses	3	3	4	10	(1)	0	104	0	113	(7)	106

Operating profit/(loss)	122	185	6	313	27	112	69	0	521	(13)	508
% of net sales	8.8%	13.8%	300.0%	11.5%	9.3%	58.0%			16.2%		15.8%

Depreciation and amortization	(38)	(10)	0	(48)	(11)	(1)	(1)	0	(62)	(21)	(83)

Q2 2014

EUR million	Mobile Broadband Q2’14	Global Services Q2’14	Nokia Networks Other[1] Q2’14	Nokia Networks Total Q2’14	HERE Q2’14	Nokia Technologies Q2’14	Group Common Functions Q2’14	Eliminations Q2’14	Total Q2’14	Reconciliation to Reported Q2’14	Nokia Continuing Operations Reported Q2’14
Net sales	1 357	1 189	20	2 566	233	147	0	(4)	2 942	0	2 942
Costs and expenses	(1 248)	(1 022)	(7)	(2 276)	(231)	(51)	(33)	4	(2 587)	(29)	(2 616)
Other income and expenses	(4)	(2)	(2)	(9)	(2)	0	2	0	(9)	(33)	(42)

Operating profit/(loss)	105	165	11	281	0	96	(31)	0	346	(62)	284
% of net sales	7.7%	13.9%	55.0%	11.0%	0.0%	65.3%			11.8%		9.7%

Depreciation and amortization	(31)	(8)	0	(40)	(12)	0	0	0	(53)	(17)	(70)

[1]	Nokia Networks Other includes net sales and related cost of sales and operating expenses of non-core businesses, IPR net sales and related costs.

January-June 2015

EUR million	Mobile Broadband Q1-Q2’15	Global Services Q1-Q2’15	Nokia Networks Other[1] Q1-Q2’15	Nokia Networks Q1-Q2’15	HERE Q1-Q2’15	Nokia Technologies Q1-Q2’15	Group Functions Q1-Q2’15	Eliminations Q1-Q2’15	Total Q1-Q2’15	Reconciliation to Reported Q1-Q2’15	Nokia Continuing Operations Reported Q1-Q2’15
Net sales	2 772	2 628	3	5 403	552	459	0	(7)	6 406	(1)	6 405
Costs and expenses	(2 652)	(2 347)	(3)	(5 001)	(505)	(154)	(61)	7	(5 713)	(28)	(5 741)
Other income and expenses	(1)	(1)	(1)	(4)	(1)	0	98	0	93	(12)	81

Operating profit/(loss)	119	280	(1)	398	46	305	37	0	786	(41)	745
% of net sales	4.3%	10.7%	(33.3)%	7.4%	8.3%	66.4%			12.3%		11.6%

Depreciation and amortization	(75)	(20)	0	(94)	(23)	(3)	(4)	0	(124)	(41)	(165)

January-June 2014

EUR million	Mobile Broadband Q1-Q2’14	Global Services Q1-Q2’14	Nokia Networks Other[1] Q1-Q2’14	Nokia Networks Q1-Q2’14	HERE Q1-Q2’14	Nokia Technologies Q1-Q2’14	Group Functions Q1-Q2’14	Eliminations Q1-Q2’14	Total Q1-Q2’14	Reconciliation to Reported Q1-Q2’14	Nokia Continuing Operations Reported Q1-Q2’14
Net sales	2 607	2 258	29	4 894	442	278	0	(7)	5 606	0	5 606
Costs and expenses	(2 396)	(1 976)	(14)	(4 385)	(431)	(93)	(57)	9	(4 958)	(77)	(5 035)
Other income and expenses	(3)	(2)	(5)	(11)	0	(2)	17	(1)	2	(47)	(45)

Operating profit/(loss)	208	280	10	497	10	182	(39)	0	651	(125)	526
% of net sales	8.0%	12.4%	34.5%	10.2%	2.3%	65.5%			11.6%		9.4%

Depreciation and amortization	(65)	(17)	0	(83)	(24)	0	(1)	0	(108)	(42)	(150)

[1]	Nokia Networks Other includes net sales and related cost of sales and operating expenses of non-core businesses, IPR net sales and related costs.

EUR million	Nokia Networks Q2’15	HERE Q2’15	Nokia Technologies Q2’15	Group Common Functions Q2’15	Nokia continuing operations Q2’15
Reported Operating Profit	331	17	107	53	508
Restructuring, cost reduction & associated charges [1]	0	6	4	0	11
Amortization of acquired intangible assets [2]	20	2	0	0	21
Strategy review[3]	0	2	0	0	2
Divestment related cost of sales correction[4]	(37)	0	0	0	(37)
Transaction and related costs, including integration costs related to Alcatel-Lucent	0	0	0	16	16

Segment Operating Profit	313	27	112	69	521

[1]	Includes research and development costs of EUR 4 million and other income and expenses of EUR 6 million for charges related to cost reduction programs.
[2]	Includes research and development expenses of EUR 8 million and selling, general and administrative expenses of EUR 12 million relating to amortization of acquired intangible assets and inventory.
[3]	Includes research and development expenses of EUR 1 million and selling, general and administrative expenses of EUR 1 million relating to the strategic review of the business.
[4]	Includes divestment related cost of sales correction of EUR 37 million related to businesses divested in 2013 (refer to Note 1, Basis of preparation)

EUR million	Nokia Networks Q1-Q2’15	HERE Q1-Q2’15	Nokia Technologies Q1-Q2’15	Group Common Functions Q1-Q2’15	Nokia continuing operations Q1-Q2’15
Reported Operating Profit	395	28	299	22	745
Restructuring, cost reduction & associated charges [1]	0	12	4	0	16
Amortization of acquired intangible assets [2]	40	4	0	0	44
Transaction and other related costs from the Sale of the D&S Business[3]	0	0	1	(1)	0
Strategy review[4]	0	2	0	0	2
Divestment related cost of sales correction[5]	(37)	0	0	0	(37)
Transaction and related costs, including integration costs related to Alcatel-Lucent	0	0	0	16	16

Segment Operating Profit	398	46	305	37	786

[1]	Includes research and development costs of EUR 4 million and other income and expenses of EUR 12 million for charges related to cost reduction programs.
[2]	Includes cost of sales of EUR 2 million, research and development expenses of EUR 19 million and selling, general and administrative expenses of EUR 22 million relating to amortization of acquired intangible assets and inventory.
[3]	Includes research and development expenses of EUR 1 million and selling, general and administrative income of EUR 1 million
[4]	Includes research and development expenses of EUR 1 million and selling, general and administrative expenses of EUR 1 million relating to the strategic review of the business.
[5]	Includes divestment related cost of sales correction of EUR 37 million related to businesses divested in 2013 (refer to Note 1, Basis of preparation)

3. NET SALES BY GEOGRAPHIC AREA, NOKIA GROUP, Continuing operations, reported (unaudited)

EUR million	Q2’15	Q2’14	YoY change	Q1’15	QoQ change	Q1-Q2’15	Q1-Q2’14	YoY change	2014
Europe	1 008	901	12%	986	2%	1 994	1 746	14%	3 885
Middle East & Africa	307	247	24%	244	26%	551	440	25%	1 099
Greater China	381	307	24%	369	3%	750	601	25%	1 410
Asia-Pacific	795	836	(5)%	901	(12)%	1 696	1 619	5%	3 364
North America	470	418	12%	482	(2)%	952	745	28%	1 920
Latin America	248	232	7%	214	16%	461	454	2%	1 053

Total	3 209	2 942	9%	3 196	0%	6 405	5 606	14%	12 732

4. PERSONNEL BY GEOGRAPHIC AREA, NOKIA GROUP, Continuing operations (unaudited)

	June 30, 2015	June 30, 2014	YoY change	March 31, 2015	QoQ change	December 31, 2014
Europe	24 557	22 489	9%	24 007	2%	23 499
Middle East & Africa	2 425	2 455	(1)%	2 430	0%	2 434
Greater China	9 429	8 370	13%	9 429	0%	9 578
Asia-Pacific	18 736	15 247	23%	18 329	2%	17 351
North America	5 905	4 909	20%	5 632	5%	5 652
Latin America	2 951	3 129	(6)%	2 956	0%	3 142

Total	64 003	56 599	13%	62 783	2%	61 656

5. PERSONNEL BY SEGMENT, NOKIA GROUP, Continuing operations (unaudited) 1

	June 30, 2015	June 30, 2014	YoY change	March 31, 2015	QoQ change	December 31, 2014
Nokia Networks	56 376	49 316	14%	55 315	2%	54 218
HERE	6 454	6 047	7%	6 301	2%	6 257
Nokia Technologies	591	619	(5)%	647	(9)%	592
Group Common Functions	582	617	(6)%	520	12%	589

Total	64 003	56 599	13%	62 783	2%	61 656

[1]	Personnel by segment for Group common functions on June 30, 2014 and December 31, 2014 have been restated to account for a transfer from Nokia Networks to Group Common Functions.

6. DISCONTINUED OPERATIONS

In September 2013, Nokia announced the Sale of the D&S Business. Subsequent to the approval for the sale received in the Extraordinary General Meeting in November 2013, Nokia Group has presented Devices & Services as discontinued business, including those items outside of the final scope of the transaction. The sale was completed on April 25, 2014.

Results of discontinued operations, reported (unaudited)

EUR million	Q2’15	Q2’14	Q1-Q2’15	Q1-Q2’14	2014
Net sales	0	497	0	2 426	2 458
Cost of sales	0	(434)	(1)	(2 050)	(2 086)

Gross profit/(loss)	0	63	(1)	376	372
Research and development expenses	0	(85)	0	(354)	(354)
Selling, general and administrative expenses	(3)	(94)	(6)	(431)	(447)
Gain from the Sale of the D&S Business	0	0	0	0	3 175
Other income and expenses	4	3 190	10	3 158	(107)

Operating profit	2	3 074	3	2 749	2 639
Financial income and expense[1]	0	(212)	0	(203)	(207)
Income tax expense[2]	(6)	(325)	(10)	(347)	(127)

(Loss)/profit	(4)	2 537	(7)	2 198	2 305

Depreciation and amortization	0	0	0	0	0

[1]	Financial income and expenses in 2014 include exchange differences of EUR 212 million reclassified from other comprehensive income to profit and loss as a consequence of the disposal.
[2]	Income taxes in 2014 include EUR 160 million of taxes resulting from the Sale of the D&S Business.

Cash flows from / used in discontinued operations (unaudited)

EUR million	Reported Q2’15	Reported Q2’14	Reported Q1-Q2’15	Reported Q1-Q2’14	Reported 2014
Net cash used in operating activities	(10)	(664)	0	(1 001)	(1 054)
Net cash from investing activities	45	2 372	45	2 339	2 480
Net cash used in financing activities	0	0	0	(9)	(9)

Net cash flow	35	1 708	45	1 329	1 417

7. FAIR VALUE OF FINANCIAL INSTRUMENTS, Nokia Group, Continuing Operations, reported (unaudited)

Financial assets and liabilities recorded at fair value are categorized based on the amount of unobservable inputs used to measure their fair value. Three hierarchical levels are based on an increasing amount of judgment associated with the inputs used to derive fair valuation for these assets and liabilities; Level 1 being market values and Level 3 requiring most management judgment. At the end of each reporting period Nokia categorizes its financial assets and liabilities to appropriate level of fair value hierarchy.

	Carrying amounts						Fair value[1]
At June 30, 2015, EUR million	Current available-for- sale financial assets	Non-current available-for- sale financial assets	Financial instruments at fair value through profit or loss	Loans and receivables measured at amortized cost	Financial liabilities measured at amortized cost	Total	Total
Available-for-sale investments, publicly quoted equity shares	0	13	0	0	0	13	13
Available-for-sale investments, carried at fair value	0	727	0	0	0	727	727
Available-for-sale investments, carried at cost less impairment	0	277	0	0	0	277	277
Long-term loans receivable	0	0	0	48	0	48	41
Accounts receivable	0	0	0	3 602	0	3 602	3 602
Current portion of long-term loans receivable	0	0	0	2	0	2	2
Other current financial assets, derivatives	0	0	105	0	0	105	105
Other current financial assets, other	0	0	0	16	0	16	16
Investments at fair value through profit and loss, liquid assets	0	0	570	0	0	570	570
Available-for-sale investments, liquid assets carried at fair value	2 065	0	0	0	0	2 065	2 065
Cash and cash equivalents carried at fair value	3 983	0	0	0	0	3 983	3 983

Total financial assets	6 048	1 017	675	3 668	0	11 408	11 401

Long-term interest-bearing liabilities	0	0	0	0	2 685	2 685	4 012
Current portion of interest-bearing liabilities	0	0	0	0	1	1	1
Short-term borrowing	0	0	0	0	102	102	102
Other financial liabilities, derivatives	0	0	122	0	0	122	122
Accounts payable	0	0	0	0	1 919	1 919	1 919

Total financial liabilities	0	0	122	0	4 707	4 829	6 156

Items included in the following table are measured at fair value on a recurring basis.

At June 30, 2015, EUR million	Instruments with quoted prices in active markets (Level 1)	Valuation technique using observable data (Level 2)	Valuation technique using non-observable data (Level 3)	Total
Available-for-sale investments, publicly quoted equity shares	13	0	0	13
Available-for-sale investments, carried at fair value	3	14	710	727
Other current financial assets, derivatives	0	105	0	105
Investments at fair value through profit and loss, liquid assets	570	0	0	570
Available-for-sale investments, liquid assets carried at fair value	2 053	11	0	2 064
Cash and cash equivalents carried at fair value	3 983	0	0	3 983

Total assets	6 622	130	710	7 462

Other financial liabilities, derivatives	0	122	0	122

Total liabilities	0	122	0	122

FAIR VALUE OF FINANCIAL INSTRUMENTS, Nokia Group, Continuing Operations, reported (unaudited)

	Carrying amounts						Fair value[1]
At December 31, 2014, EUR million	Current available-for- sale financial assets	Non-current available-for- sale financial assets	Financial instruments at fair value through profit or loss	Loans and receivables measured at amortized cost	Financial liabilities measured at amortized cost	Total	Total
Available-for-sale investments, publicly quoted equity shares	0	14	0	0	0	14	14
Available-for-sale investments, carried at fair value	0	571	0	0	0	571	571
Available-for-sale investments, carried at cost less impairment	0	244	0	0	0	244	244
Long-term loans receivable	0	0	0	34	0	34	28
Accounts receivable	0	0	0	3 429	0	3 429	3 429
Current portion of long-term loans receivable	0	0	0	1	0	1	1
Other current financial assets, derivatives	0	0	241	0	0	241	241
Other current financial assets, other	0	0	0	25	0	25	25
Investments at fair value through profit and loss, liquid assets	0	0	418	0	0	418	418
Available-for-sale investments, liquid assets carried at fair value	2 127	0	0	0	0	2 127	2 127
Cash and cash equivalents carried at fair value	5 170	0	0	0	0	5 170	5 170

Total financial assets	7 297	829	659	3 489	0	12 274	12 268

Long-term interest-bearing liabilities	0	0	0	0	2 576	2 576	4 058
Current portion of interest-bearing liabilities	0	0	0	0	1	1	1
Short-term borrowing	0	0	0	0	115	115	115
Other financial liabilities, derivatives	0	0	174	0	0	174	174
Accounts payable	0	0	0	0	2 313	2 313	2 313

Total financial liabilities	0	0	174	0	5 005	5 179	6 661

[1]	For items not carried at fair value the following fair value measurement methods are used. The fair value is set to carrying amount for available-for-sale investments carried at cost less impairment for which no reliable fair value has been possible to estimate. The fair value of loan receivables and payables is estimated based on discounted cash flow method or current market values of similar instruments. The fair values of long-term interest bearing liabilities are based on discounted cash flow analysis (level 2) or quoted prices (level 1). The fair value is estimated to be equal to the carrying amount for short-term financial assets and financial liabilities due to limited credit risk and short time to maturity.

Items included in the following table are measured at fair value on a recurring basis.

At December 31, 2014, EUR million	Instruments with quoted prices in active markets (Level 1)	Valuation technique using observable data (Level 2)	Valuation technique using non-observable data (Level 3)	Total
Available-for-sale investments, publicly quoted equity shares	14	0	0	14
Available-for-sale investments, carried at fair value	1	13	557	571
Other current financial assets, derivatives	0	241	0	241
Investments at fair value through profit and loss, liquid assets	418	0	0	418
Available-for-sale investments, liquid assets carried at fair value	2 115	11	0	2 126
Cash and cash equivalents carried at fair value	5 170	0	0	5 170

Total assets	7 718	265	557	8 540

Other financial liabilities, derivatives	0	174	0	174

Total liabilities	0	174	0	174

FAIR VALUE OF FINANCIAL INSTRUMENTS, Nokia Group, Continuing Operations, reported (unaudited)

Level 3 includes a large number of investments in unlisted equities and unlisted funds, including investments managed by Nokia Growth Partners specializing in growth-stage investing and by BlueRun Ventures focusing on early stage opportunities. Within level 3 fair value is determined by using one or more valuation techniques, where the use of the market approach generally consists of using comparable market transactions, while the use of the income approach generally consists of calculating the net present value of estimated future cash flows. For unlisted funds the selection of appropriate valuation techniques by the fund managing partner may be affected by the availability and reliability of relevant inputs. In some cases, one valuation technique may provide the best indication of fair value while in other circumstances, multiple valuation techniques may be appropriate.

The inputs generally considered in determining the fair value include the original transaction price, recent transactions in the same or similar instruments, completed or pending third-party transactions in the underlying investment or comparable issuers, subsequent rounds of financing, recapitalizations or other transactions undertaken by the issuer, offerings in the equity or debt capital markets, and changes in financial ratios or cash flows, adjusted as appropriate for liquidity, credit, market and/or other risk factors. Level 3 investments are valued on a quarterly basis taking into consideration any changes, projections and assumptions, as well as any changes in economic and other relevant conditions. The fair value may be adjusted to reflect illiquidity and/or non-transferability, with the amount of such discount estimated by the managing partner in the absence of market information. Assumptions used by the managing partner due to the lack of observable inputs may significantly impact the resulting fair value of individual investments, but no individual input has a significant impact on the total fair value of Nokia’s level 3 investments. The following table shows a reconciliation of the opening and closing balances of Level 3 financial assets:

EUR million	Other available-for-sale investments carried at fair value
Balance at December 31, 2014	557

Total gains in income statement	100
Total gains recorded in other comprehensive income	54
Purchases	25
Sales	(51)
Other movements	25

Balance at June 30, 2015	710

The gains and losses from financial assets categorized in level 3 are included in other operating income and expenses in cases where the investment and disposal objectives for these investments are business driven. In other cases the gains and losses are included in financial income and expenses. A net loss of EUR 2 million (net loss of EUR 2 million in 2014) related to level 3 financial instruments held at June 30, 2015, was included in the profit and loss during 2015.

8. PROVISIONS, NOKIA GROUP, Continuing operations, reported (unaudited)

EUR million	Restructuring	Divestment related	Warranty	Project losses	Litigation and IPR infringements	Material liability	Other	Total
At January 1, 2014	443	0	94	152	70	19	144	922

Translation differences	2	0	0	0	2	0	0	4
Reclassification[1]	14	0	0	0	(14)	0	0	0
Additional provisions	58	142	16	49	6	9	35	315
Changes in estimates	(22)	0	(5)	(22)	(6)	(4)	(9)	(68)

Charged to income statement	36	142	11	27	0	5	26	247
Utilized during period	(165)	0	(20)	(67)	(1)	(5)	(10)	(268)

At June 30, 2014	330	142	85	112	57	19	160	905

At January 1, 2015	247	137	117	107	68	24	173	873

Translation differences	(1)	(2)	2	0	(3)	0	7	3
Reclassification	(6)	(5)	0	0	6	0	1	(4)
Additional provisions	8	25	17	5	3	21	36	115
Changes in estimates	(7)	(18)	(11)	(15)	(12)	(8)	(8)	(79)

Charged to income statement	1	7	6	(10)	(9)	13	28	36
Utilized during period	(58)	(10)	(18)	(16)	(2)	(8)	(31)	(143)

At June 30, 2015	183	127	107	81	60	29	178	765

[1]	EUR 14 million has been reclassified from litigation and IPR infringements to restructuring to better reflect the nature of these items.

All other material contingencies and off-balance sheet arrangements are disclosed in note 28, Provisions, of our Annual Report on Form 20-F for 2014 and section “Operating and financial review and prospects—Liquidity and capital resources” on page 64 of our Annual Report on Form 20-F for 2014, respectively. LG Electronics has agreed to take a royalty-bearing smartphone patent license from Nokia Technologies in June 2015. The detailed royalty payment obligations will be subject to commercial arbitration. There have not occurred any other significant changes to other material contingencies and off-balance sheet arrangements.

9. COMMITMENTS AND CONTINGENCIES, Nokia Group (unaudited)

EUR million	June 30, 2015	June 30, 2014	December 31, 2014
Collateral for own commitments
Assets pledged	14	9	10
Contingent liabilities on behalf of Group companies
Other guarantees	667	749	673
Contingent liabilities on behalf of associated companies
Financial guarantees	14	16	13
Contingent liabilities on behalf of other companies
Financial guarantees	6	13	6
Other guarantees	166	117	165
Leasing obligations	621	536	542
Financing commitments
Customer finance commitments	156	6	155
Venture fund commitments	266	278	274

The amounts above represent the maximum principal amount of commitments and contingencies.

10. RELATED PARTY TRANSACTIONS, NOKIA GROUP, Continuing operations, reported (unaudited)

Significant related party transactions with associated companies for the six months ended June 30, 2015 include Share of results of associated companies of EUR 14 million income (EUR 6 million expense for six months ended June 30, 2014, EUR 12 million expense for the year ended December 31, 2014) and Purchases from associated companies of EUR 129 million (EUR 109 million for six months ended June 30, 2014, EUR 305 million for year ended December 31, 2014).

Transactions and balances with companies over which Nokia exercises control are eliminated on consolidation. Refer to Note 1, Accounting principles and Note 33, Principal Group companies, of our Annual Report on Form 20-F for 2014.

Nokia has related party transactions with a pension fund and the management and the Board of Directors. There have been no significant changes to related party transactions with the pension fund nor to management and Board of Directors’ compensation since December 31, 2014. Refer to note 34, Related party transactions, and section “Compensation” on page 92 of our Annual Report on Form 20-F for 2014.

11. INTEREST-BEARING LIABILITIES, Nokia Group, Continuing operations (unaudited)

EUR million	Issuer/Borrower	Final Maturity	June 30, 2015	June 30, 2014	December 31, 2014
Revolving Credit Facility (EUR 1 500 million)[1]	Nokia Corporation	June 2018	0	0	0
USD Bond 2039 (USD 500 million 6.625%)	Nokia Corporation	May 2039	447	369	412
USD Bond 2019 (USD 1 000 million 5.375%)	Nokia Corporation	May 2019	894	738	824
EUR Bond 2019 (EUR 500 million 6.75%)	Nokia Corporation	February 2019	500	500	500
EUR Convertible Bond 2017 (EUR 750 million 5%)	Nokia Corporation	October 2017	750	750	750
Differences between Bond nominal and carrying values[2]	Nokia Corporation		24	2	21
Other liabilities[3]	Nokia Corporation and various subsidiaries		173	163	185

Total			2 788	2 522	2 692

[1]	In June 2015 Nokia refinanced its undrawn EUR 1 500 million Revolving Credit Facility maturing in March 2016 with new similar size Facility maturing in June 2018. The new facility has two one year extension options, no financial covenants and it remains undrawn.
[2]	This line includes mainly Fair Value adjustments for bonds that are designated under Fair value hedge accounting and difference between Convertible Bond nominal value and carrying value of the financial liability component.
[3]	This line includes also EUR 4 million (EUR 2 million and EUR 8 million, June 30, 2014 and December 31, 2014 respectively) of non-interest bearing payables relating to cash held temporarily due to the divested businesses where Nokia Solutions and Networks continues to perform services within a contractually defined scope for a specified timeframe.

Nokia Corporation is the issuer or borrower in all material Nokia Group borrowings. All of these borrowings are senior unsecured and have no financial covenants.

12. NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS, reported (unaudited)

In 2014, cash generated from operations included EUR 1 650 million cash inflow relating to the 10 year patent license agreement with Microsoft which was paid in connection with the Sale of the D&S Business to Microsoft.

The capital expenditure cash outflow in 2014 includes EUR 33 million capital expenditure cash outflows relating to discontinued operations.

In 2014 proceeds from the Sale of the D&S Business is presented net of the amount of principal and accrued interest on the repaid convertible bonds.

EUR million	Q2’15	Q2’14	Q1-Q2’15	Q1-Q2’14	2014
Adjustments for[1]
Depreciation and amortization	83	70	165	149	297
(Profit)/loss on sale of property, plant and equipment and available-for-sale investments	(127)	(64)	(129)	(83)	(56)
Income tax expense/(benefit)	126	369	187	449	(1 281)
Share of results of associated companies	5	6	(14)	6	12
Financial income and expenses	42	475	60	539	600
Transfer from hedging reserve to sales and cost of sales	36	(14)	55	(31)	(10)
Impairment charges	0	60	4	60	1 335
Gain on the Sale of the D&S Business	0	(3 399)	0	(3 399)	(3 386)
Asset retirements	2	3	3	4	8
Share-based payment	12	(11)	22	9	37
Restructuring related charges[2]	0	72	0	82	115
Other income and expenses	3	19	19	21	67

Total	182	(2 414)	372	(2 194)	(2 262)

Change in net working capital
(Increase)/decrease in short-term receivables	(140)	31	(82)	187	115
Decrease/(increase) in inventories	8	(246)	13	(389)	(462)
(Decrease)/increase in interest-free short-term liabilities	(630)	1 425	(787)	1 471	1 500

Total	(762)	1 210	(856)	1 269	1 153

[1]	Adjustments for continuing and discontinued operations.
[2]	The adjustments for restructuring-related charges represent the non-cash portion of the restructuring-related charges recognized in the consolidated income statement.

13. RISK MANAGEMENT, NOKIA GROUP, Continuing operations, reported (continued)

There have been no significant changes to the information on risks and risk management since December 31, 2014. Refer to note 35, Risk management, of our Annual Report on Form 20-F for 2014.

14. SUBSEQUENT EVENTS

Nokia completes next stage of transformation with agreement to sell HERE to automotive industry consortium at an enterprise value of EUR 2.8 billion

On August 3, 2015, Nokia announced an agreement to sell its HERE digital mapping and location services business to a consortium of leading automotive companies, comprising AUDI AG, BMW Group and Daimler AG (the “Consortium”). The transaction values HERE at an enterprise value of EUR 2.8 billion with a normalized level of working capital and is expected to close in the first quarter of 2016, subject to customary closing conditions and regulatory approvals. Upon closing, Nokia estimates that it will receive net proceeds of slightly above EUR 2.5 billion, as the purchaser would be compensated for certain defined liabilities of HERE currently expected to be slightly below EUR 300 million as part of the transaction. Nokia expects to book an approximately EUR 1 billion gain on the sale and a related release of cumulative foreign exchange translation differences as a result of the transaction.

In April 2015, Nokia announced a review of strategic options for HERE in light of its proposed combination with Alcatel-Lucent. The announcement of this sale to the Consortium concludes that strategic review process.

HERE has been a separate operating and reportable segment for financial reporting purposes for Nokia with net sales of EUR 551 million for the first half of 2015, and EUR 969 million for the full year 2014. HERE generated an operating profit of EUR 28 million for the first half of 2015, and an operating loss of EUR 1 241 million for the full year 2014, with the latter including a EUR 1 209 million charge for the impairment of goodwill. At the end of June 2015, HERE had 6 454 employees. Nokia plans to report HERE as a discontinued operation from the third quarter of 2015 onwards. HERE will continue to operate as a business of Nokia until the closing of the transaction.

Upon closing of the HERE transaction, Nokia will consist of two businesses: Nokia Networks and Nokia Technologies. Nokia Networks will continue to be a leading provider of broadband infrastructure software and services. Nokia Technologies will continue to provide advanced technology development and licensing. Nokia’s proposed combination with Alcatel-Lucent is expected to close in the first half of 2016, subject to customary closing conditions and regulatory approvals, and will create an innovation leader in next generation technology and services for an IP connected world.

RISKS AND FORWARD-LOOKING STATEMENTS

Some information included in this Interim Report contains statements that are not historical facts and are forward-looking statements, including, without limitation, those regarding: A) the outcome, transaction timeline and closing of the proposed combination of Nokia and Alcatel-Lucent pursuant to a memorandum of understanding (“MoU”) as announced on April 15, 2015 (“Proposed transaction”) and the ability of Nokia to integrate Alcatel-Lucent into Nokia operations (“Combined company”) and achieve the targeted benefits; B) satisfaction of conditions precedent, including closing conditions, related to the Proposed transaction in a timely manner, or at all, including obtaining required regulatory approvals, the confirmation and approval of our shareholders for the Proposed transaction and successfully completing tenders for the Alcatel-Lucent shares; C) expectations, plans or benefits related to Nokia’s strategies; D) the outcome, transaction timeline and closing of the proposed sale of our HERE business as announced on August 3, 2015 (the “Proposed sale”) ; E) satisfaction of conditions precedent, including closing conditions, related to the Proposed sale in a timely manner, or at all, including obtaining required regulatory approvals; F) expectations and targets regarding our financial performance, operating expenses, taxes, cost savings and competitiveness, as well as results of operations, including synergies related to the Proposed transaction, the target annual run rate of cost synergies for the Combined company and expected financial results of the Combined company; and G) any other statement preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim,” “plans,” “intends,” “focus,” “continue,” “project,” “should,” “will” or similar expressions.

These statements are based on the management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Risks and uncertainties that affect the Nokia Group or are relevant to Nokia businesses are described in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 19, 2015. Additional risks and uncertainties that affect the Nokia Group or are relevant to Nokia businesses include, but are not limited to: 1) the inability to close the Proposed transaction in a timely manner, or at all, for instance due to the inability or delays in obtaining the Nokia shareholder approval or necessary regulatory approvals for the Proposed transaction, or the occurrence of any event, change or other circumstance that could give rise to the termination of the MoU and successfully completing tenders for the Alcatel-Lucent shares; 2) the inability to achieve the targeted business and operational benefits from the Proposed transaction or disruption caused by the Proposed transaction, including inability to integrate Alcatel-Lucent into Nokia operations and any negative effect from the implementation of the Proposed transaction or the announcement of the Proposed transaction, for instance due to the loss of customers, loss of key executives or employees or reduced focus on day-to-day operations and business; 3) the inability to close the Proposed sale in a timely manner, or at all, for instance due to the inability or delays in obtaining necessary regulatory approvals; 4) disruption caused by the Proposed sale, including any negative effect from the announcement of the Proposed sale, for instance due to the loss of customers, loss of key executives or employees or reduced focus on day-to-day operations and business; and 5) the deterioration of the Nokia brand due to the failure of either the Proposed transaction or the Proposed sale. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

These financial statements were authorised for issue by management on August 14, 2015.

Media and Investor Contacts:

Corporate Communications, tel. +358 10 448 4900 email: press.services@nokia.com

Investor Relations Europe, tel. +358 4080 3 4080 email: investor.relations@nokia.com

Nokia plans to publish its third quarter 2015 results on October 29, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nokia Corporation

Date: August 14, 2015	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal

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